EXHIBIT 3(c)

ARTICLES OF INCORPORATION

OF

TENNANT COATINGS, INC.

The undersigned incorporator, being a natural person 18 years of age or older, in order to form a corporate entity under Minnesota Statutes, Chapter 302A, hereby adopts the following Articles of Incorporation:

ARTICLE I

The name of this Corporation is Tennant Coatings, Inc.

ARTICLE II

The registered office of this Corporation is located at 100 South Fifth Street, Suite 1075, Minneapolis, Minnesota 55402.

ARTICLE III

This Corporation is authorized to issue an aggregate total of 1,000 shares, all of which shall be designed Common Stock, having a par value of $.01 per share.

ARTICLE IV

The name and address of the incorporator of this Corporation is as follows:

Amy M. Jensen

701 N. Lilac Drive

Minneapolis, Minnesota 55422

ARTICLE V

No shareholder of this Corporation shall have any cumulative voting rights.

ARTICLE VI

No shareholder of this Corporation shall have any preemptive rights by virtue of Section 302A.413 of the Minnesota Statutes (or any similar provisions of future law) to subscribe for, purchase or acquire (i) any shares of this Corporation of any class or series, whether unissued or now or hereafter authorized, or (ii) any obligations or other securities convertible into or exchangeable for (or that carry any other right to acquire) any such shares, securities or obligations, or (iii) any other rights to purchase any such shares, securities or obligations. This Corporation shall have the power, however, in its discretion to grant such rights by agreement or other instrument to any person or persons (whether or not they are shareholders).

ARTICLE VII

The names of the first directors of this Corporation are as follows:

Thomas Paulson

Byron Smith

Thomas A. Stueve

Heidi M. Wilson

ARTICLE VIII

Any action required or permitted to be taken at a meeting of the Board of Directors of this Corporation not needing approval by the shareholders under Minnesota Statutes, Chapter 302A, may be taken by written action signed by the number of directors that would be required to take such action at a meeting of the Board of Directors at which all directors are present.

ARTICLE IX

No director of this Corporation shall be personally liable to this Corporation or its shareholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to this Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.559 or 80A.76 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit or (v) for any act or omission occurring prior to the effective date of this Article. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of this Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, I have hereunto set my hand this 7th day of July, 2016.

/s/ Amy M. Jensen
Amy M. Jensen, Incorporator